

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 10, 2024

Matthew Steele
Chief Executive Officer
Battalion Oil Corporation
Two Memorial City Plaza
820 Gessner Road, Suite 1100
Houston, Texas 77024

> **Re: Battalion Oil Corporation**
> **Schedule 13E-3/A filed October 3, 2024**
> **File No. 005-79873**
> **PRER14A filed October 3, 2024**
> **File No. 001-35467**

Dear Matthew Steele:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Schedule 13E-3/A filed October 3, 2024; revised Preliminary Proxy Statement filed October 3, 2024

General

1. On page 133, "LSP Generation, LLC" appears to refer to "LSP Generation IV, LLC." As one additional example only, refer to the use of "LSP Generation" on page 134, which term is not defined and may also refer to LSP Generation IV, LLC. Please revise throughout or advise.

Financing of the Merger, page 90

2. On page 68 you state that "[o]n September 24, 2024, Meritz sent Parent an executed commitment letter extension extending the commitment period under its debt commitment letter from October 31, 2024 to December 31, 2024, which Parent then

sent to Company management." However, debt financing provided by Meritz – which term is not defined – is not disclosed under the caption "Debt Financing" on page 91. Please revise or advise.

3.   Refer to our previous comment. Exhibit D to Exhibit 99.(b)(ii) to the Schedule 13E-3/A is a commitment letter issued by Meritz Securities Co. Ltd to AI Partners Asset Management Co., Ltd. related to this transaction. In addition, page 91 of the proxy statement states that AI Partners has committed to provide Parent with debt financing in the principal amount of $100 million. Disclose how, if at all, Meritz and AI Partners are related.

4.   Refer to our previous comment. Schedule B on page A-172 appears to suggest that Meritz will be providing $15 million of equity financing, in addition to providing debt financing. However, such equity financing is not disclosed on page 90 under the caption "Equity Financing." Please revise or advise.

5.   Refer to your disclosure on page 90 that "Parent has entered into binding subscription agreements … with Equity Financing Sources A, B and C providing commitments for the entire amount of the Parent Common Equity Investments." Please disclose the identities of such financing sources, both here and in the "Background of the Merger" section of the proxy statement. See Item 1007(a) of Regulation M-A, which requires disclosure of the "specific sources" of funds or other consideration to be used in the transaction.

Important Information Regarding the Rollover Sellers, page 130

6.   Provide the disclosure required by Item 1003(c)(2) of Regulation M-A with respect to the persons listed on page 134.

    We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please direct any questions to Blake Grady at 202-551-8573.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Mergers & Acquisitions